Exhibit 21.1 Subsidiaries of the Company

Direct and Indirect Subsidiaries of CMG Holdings, Inc.

Company Name	State of Incorporation

Creative Management Group	Delaware

CMGO Capital, Inc.	Nevada

CMGO Events Marketing, Inc.	Nevada